



Eric Tseng · 3rd

CEO & Founder at PadScouts + COO at Elite Amateur Fight
League

Greater Chicago Area · 500+ connections · **Contact info**

🔲 PadScouts

🔴 University of Illinois at
Chicago

Experience

Founder and CEO
PadScouts
Sep 2017 – Present · 2 yrs 5 mos

Chief Operations Officer
Elite Amateur Fight League
Jan 2018 – Present · 2 yrs 1 mo

The EAFL is a televised team vs team, state vs state MMA organization on NBC Sports Chicago.
Teams participate in a playoff style tournament to determine a National Champion. Our league
is designed to improve the amateur MMA landscape by providing a platform for national level
talent to compete against each other and gain national level exposure while providin ...**see more**

📹 Season 3: VA vs FL
Promo Video

📹 EAFL Season 1 Web
Video

Operations Director
Kaizen Health
Mar 2016 – Dec 2017 · 1 yr 10 mos
Chicago, IL

Founding Team Member & Shareholder

📄 Kaizen Health raises
$3.8M in Series A led...

Captain, U.S. Army
US Army
Jun 2010 – May 2016 · 6 yrs

July 2015- May 2016: Brigade Fire Control Officer
November 2014-June 2015: Student at Field Artillery Captains Career Course
August 2013 - October 2014: Deputy Secretary of the General Staff
June 2012 - August 2013: Brigade Battle Captain   ...**see more**

Co-Founder
Shirtopia Inc.
Feb 2010 – Aug 2011 · 1 yr 7 mos

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Show 3 more experiences

Education

University of Illinois at Chicago
B.S., Entrepreneurship
2006 – 2010
Activities and Societies: U.S. Army ROTC, Intramural Flag Football, Junior Achievement

American Military University
Master's Degree, Transportation and Logistics Management
2013 – 2014

Skills & Endorsements

Leadership · 44

Endorsed by **Eric Beatty and 1 other who is highly skilled at this**

Endorsed by **29 of Eric's colleagues at US Army**

Training · 32

Endorsed by **Jeff Collins and 2 others who are highly skilled at this**

Strategy · 20

Endorsed by **Ernest L. Hughes, who is highly skilled at this**

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